MEMORANDUM

PRIVILEGED & CONFIDENTIAL

LEGAL OPINION

To:	Steve Cabouli, President
iWallet Corporation

From:	Murray Braithwaite

Date:	August 5, 2026

Client/File:	iWallet Corporation
347426.00001

Re:	Certain Convertible Debentures of iWallet Corporation

Introduction

We have been asked to provide our opinion concerning the enforceability of certain convertible debentures issued by iWallet Corporation (the "Company") in light of the Limitations Act, 2002 (Ontario) (the "Act").

This opinion is furnished solely in connection with the matters described herein and is subject to the assumptions, qualifications and limitations set out below.

Documents Reviewed

For the purposes of this opinion, we have reviewed:

1.The convertible debentures issued by the Company on May 7, 2015, June 30, 2015 and August 13, 2018 (collectively, the "Debentures");

2.The written agreements extending the maturity dates of the Debentures issued in 2015 to April 30, 2023;

3.The auditor confirmation materials exchanged with certain Debenture holders in March 2026; and

4.Such provisions of the Act and other authorities as we have considered relevant.

FASKEN

6.In April 2022, the maturity date of the 2015 Debentures was extended to April 30, 2023.

7.Certain Debentures were settled through the issuance of preferred shares in July 2023.

8.In March 2026, certain holders confirmed to the Company's auditor that their Debentures were in default and that they had not elected to enforce the default terms of the applicable notes.

Opinion

Subject to the assumptions, qualifications and limitations expressed herein, and based solely upon the laws of the Province of Ontario and the federal laws of Canada applicable therein, we are of the opinion that:

I.Limitation Period

The obligation to repay principal and accrued interest under the Debentures became due on the applicable maturity date without any requirement that a holder first make a demand for payment.

Accordingly, in our opinion, the special discovery rule applicable to demand obligations under subsection 5(3) of the Act does not apply to the repayment obligations arising upon maturity of the Debentures.

Instead, a claim for unpaid principal and accrued interest became discoverable no later than the applicable maturity date, being:

•April 30, 2023 in the case of the Debentures whose maturity dates were extended; and

•August 13, 2021 in the case of the Debenture issued on August 13, 2018.

II.Expiry of Basic Limitation Period

Subject to the qualifications herein, the basic two-year limitation period prescribed by section 4 of the Act expired:

•on April 30, 2025 in respect of the Debentures having a maturity date of April 30, 2023; and

•on August 13, 2023 in respect of the Debenture having a maturity date of August 13, 2021.

In our opinion, after the expiry of those limitation periods, a proceeding seeking recovery of the unpaid principal or accrued interest under the applicable Debenture may no longer be commenced successfully against the Company, provided the Company properly pleads and relies upon the Act as a limitations defence.

III.Auditor Confirmations

Based on the wording of the March 2026 auditor confirmations described above, it is our opinion that those confirmations do not operate to restart, revive or extend the applicable limitation periods.

FASKEN

The confirmations constitute acknowledgements by holders that the Debentures were in default and that enforcement rights had not been exercised. They do not constitute an acknowledgement by the Company of liability or an agreement by the Company to extend or renew the indebtedness.

Accordingly, in our opinion, the auditor confirmations do not affect the limitation analysis described above.

IV.Defence to Claims

Subject to the qualifications and assumptions in this opinion, it is our opinion that the Company would possess a complete limitations defence under the Act to a claim commenced after the expiration of the applicable limitation period seeking payment of principal or accrued interest under the unpaid Debentures. It is further our opinion that the security interests created by each Debenture secured only liabilities and obligations of the Company now subject to such limitations defence and that no proceeding could be brought on such security to enforce payment of any liability or fulfillment of any obligation under the Debenture.

V.Continuing Existence of Underlying Debt

The expiration of the applicable limitation period does not extinguish the underlying debt obligation. Rather, it bars the commencement of a proceeding to enforce that obligation.

Accordingly, the underlying indebtedness may continue to exist for certain limited legal purposes notwithstanding the expiry of the limitation period, including purposes that may depend upon the continued existence of the underlying debt. Based on the facts provided to us, we are not aware of any guarantee or other ancillary obligation relating to the Debentures that would be affected by the continued existence of the underlying indebtedness.

Qualifications

This opinion is subject to the following qualifications:

1.This opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. We express no opinion concerning the laws of any other jurisdiction.

2.We express no opinion concerning matters of fact.

3.The availability of a limitations defence depends upon the facts ultimately established before a court or tribunal.

4.Courts retain equitable and procedural discretion in certain circumstances, and outcomes in litigation cannot be guaranteed.

5.This opinion assumes that no facts exist which would suspend, postpone, toll, revive or otherwise affect the running of the applicable limitation periods, other than those disclosed to us.

FASKEN

6.We express no opinion on matters relating to insolvency, bankruptcy, restructuring, fraudulent conveyances, fraudulent preferences, oppression remedies, equitable claims, fiduciary obligations or any other cause of action that may exist independently of the contractual claims considered herein.

7.This opinion speaks only as of its date, and we undertake no obligation to update it to reflect subsequent changes in law or fact.

Reliance

This opinion is rendered solely for the benefit of the addressee in connection with its consideration of the matters described herein and by the Company’s auditor, Victor Mokuolu CPA PLLC, solely for the purpose of preparing the Company’s financial statements. It may not be relied upon by any other person or for any other purpose without our prior written consent.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP